

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2021

Johann Tse
Chief Executive Officer
Broad Capital Acquisition Corp
5345 Annabel Lane
Plano, TX 75093

> **Re: Broad Capital Acquisition Corp**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 3, 2021**
> **File No. 333-258943**

Dear Mr. Tse:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1. We note your revised disclosures throughout stating that you "will not pursue a business combination with a target company based in or headquartered in China, Hong Kong or Macau nor will [you] consummate a business combination with any such entity" in response to our prior comment. However, we also note that you have removed disclosures stating that you will not consummate a business combination with an entity with "principal business operations in China, Hong Kong or Macau." Revise to clarify whether you intend on consummating a business combination with an entity with principal business operations in China, Hong Kong or Macau, and describe the associated risks if such a combination remains a possibility.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or in his absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Debbie Klis, Esq.